

June 9, 2014

Via U.S. Mail and Facsimile

Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd., Suite #D155
Las Vegas, NV  89103

> Re:    Rimrock Gold Corp.
>        File No.:  333-149552

Dear Mr. Starkman:

In your letter dated June 5, 2014, you request that the staff waive the requirement to re-audit the 2012 financial statements previously audited by DNTW Toronto LLP ("Toronto") included in its 2013 Form 10-K.  The company's August 31, 2013 Form 10-K failed to include an audit report on the August 31, 2012 financial statements.  We note the August 31, 2012 financial statements were restated, with the company's present auditor opining on the adjustments only to these financial statements.  The company proposes to label the 2012 financial statements as "Unaudited".

We are unable to grant the company's request regarding the audit of the August 31, 2012 financial statements.  However, we would not object if the inception-to date financial statements for the period June 5, 2003 to the latest year end August 31, 2013, are not audited and labeled as "Unaudited".  The company should have a firm that is permitted to practice before the Commission as an accountant and is registered with the PCAOB re-audit the August 31, 2012 financial statements in its August 31, 2013 Form 10-K.

The staff's conclusion is based solely on the information provided in your letter.  Different or additional material facts could result in a different conclusion.  If you have any questions, I can be reached at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant